Exhibit 99.1

TRITON INTERNATIONAL LIMITED

Consolidated Balance Sheets

(In thousands, except share data)

(Unaudited)

	June 30, 2023	December 31, 2022
ASSETS:
Leasing equipment, net of accumulated depreciation of $4,371,223 and $4,289,259	$9,131,457	$9,530,396
Net investment in finance leases	1,557,017	1,639,831
Equipment held for sale	195,763	138,506
Revenue earning assets	10,884,237	11,308,733
Cash and cash equivalents	55,251	83,227
Restricted cash	102,733	103,082
Accounts receivable, net of allowances of $2,129 and $2,075	255,524	226,554
Goodwill	236,665	236,665
Lease intangibles, net of accumulated amortization of $294,418 and $291,837	4,039	6,620
Other assets	44,698	28,383
Fair value of derivative instruments	123,674	115,994
Total assets	$11,706,821	$12,109,258
LIABILITIES AND SHAREHOLDERS' EQUITY:
Equipment purchases payable	$26,783	$11,817
Fair value of derivative instruments	2,414	2,117
Deferred revenue	297,665	333,260
Accounts payable and other accrued expenses	69,491	71,253
Net deferred income tax liability	415,826	411,628
Debt, net of unamortized costs of $48,276 and $55,863	7,624,750	8,074,820
Total liabilities	8,436,929	8,904,895
Shareholders' equity:
Preferred shares, $0.01 par value, at liquidation preference	730,000	730,000
Common shares, $0.01 par value, 270,000,000 shares authorized, 81,441,414 and 81,383,024 shares issued, respectively	814	814
Undesignated shares, $0.01 par value, 800,000 shares authorized, no shares issued and outstanding	—	—
Treasury shares, at cost, 26,379,401 and 24,494,785 shares, respectively	(1,203,220)	(1,077,559)
Additional paid-in capital	909,211	909,911
Accumulated earnings	2,719,556	2,531,928
Accumulated other comprehensive income (loss)	113,531	109,269
Total shareholders' equity	3,269,892	3,204,363
Total liabilities and shareholders' equity	$11,706,821	$12,109,258

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

1

TRITON INTERNATIONAL LIMITED

Consolidated Statements of Operations

(In thousands, except per share data)(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Leasing revenues:
Operating leases	$360,004	$392,091	$730,352	$781,036
Finance leases	26,535	29,517	53,910	57,660
Total leasing revenues	386,539	421,608	784,262	838,696

Equipment trading revenues	26,426	48,108	45,528	82,228
Equipment trading expenses	(24,512)	(41,706)	(42,545)	(71,685)
Trading margin	1,914	6,402	2,983	10,543

Net gain on sale of leasing equipment	21,583	35,072	37,083	64,041

Operating expenses:
Depreciation and amortization	146,880	160,922	295,315	321,638
Direct operating expenses	24,837	7,398	48,078	13,618
Administrative expenses	23,397	24,968	46,261	46,268
Transaction and other costs	2,579	—	2,579	—
Provision (reversal) for doubtful accounts	(760)	46	(2,557)	19
Total operating expenses	196,933	193,334	389,676	381,543
Operating income (loss)	213,103	269,748	434,652	531,737
Other expenses:
Interest and debt expense	57,314	54,659	116,138	109,169
Unrealized (gain) loss on derivative instruments, net	—	100	(4)	(339)
Debt termination expense	—	1,627	—	1,663
Other (income) expense, net	(269)	(189)	(313)	(497)
Total other expenses	57,045	56,197	115,821	109,996
Income (loss) before income taxes	156,058	213,551	318,831	421,741
Income tax expense (benefit)	14,296	15,932	27,256	29,864
Net income (loss)	$141,762	$197,619	$291,575	$391,877
Less: dividend on preferred shares	13,028	13,028	26,056	26,056
Net income (loss) attributable to common shareholders	$128,734	$184,591	$265,519	$365,821
Net income per common share—Basic	$2.35	$2.91	$4.80	$5.70
Net income per common share—Diluted	$2.34	$2.90	$4.77	$5.68
Cash dividends paid per common share	$0.70	$0.65	$1.40	$1.30
Weighted average number of common shares outstanding—Basic	54,776	63,457	55,327	64,168
Dilutive restricted shares	323	288	289	277
Weighted average number of common shares outstanding—Diluted	55,099	63,745	55,616	64,445

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

2

TRITON INTERNATIONAL LIMITED

Consolidated Statements of Comprehensive Income

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net income (loss)	$141,762	$197,619	$291,575	$391,877
Other comprehensive income (loss), net of tax:
Change in derivative instruments designated as cash flow hedges	38,364	34,158	23,128	108,175
Reclassification of (gain) loss on derivative instruments designated as cash flow hedges	(10,187)	2,981	(18,916)	9,288
Foreign currency translation adjustment	32	(342)	50	(508)
Other comprehensive income (loss), net of tax	28,209	36,797	4,262	116,955
Comprehensive income	169,971	234,416	295,837	508,832
Less:
Dividend on preferred shares	13,028	13,028	26,056	26,056
Comprehensive income attributable to common shareholders	$156,943	$221,388	$269,781	$482,776

Tax (benefit) provision on change in derivative instruments designated as cash flow hedges	$1,706	$1,728	$1,201	$7,274
Tax (benefit) provision on reclassification of (gain) loss on derivative instruments designated as cash flow hedges	$(1,178)	$(35)	$(2,237)	$428

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

3

TRITON INTERNATIONAL LIMITED

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)

(Unaudited)

	Preferred Shares		Common Shares		Treasury Shares		Add'l Paid in	Accumulated	Accumulated Other	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Comprehensive Income (Loss)	Equity
Balance as of December 31, 2022	29,200,000	$730,000	81,383,024	$814	24,494,785	$(1,077,559)	$909,911	$2,531,928	$109,269	$3,204,363

Share-based compensation	—	—	135,716	1	—	—	2,212	—	—	2,213
Treasury shares acquired	—	—	—	—	1,744,616	(116,960)	—	—	—	(116,960)
Share repurchase to settle shareholder tax obligations	—	—	(77,326)	(1)	—	—	(5,479)	—	—	(5,480)
Net income (loss)	—	—	—	—	—	—	—	149,813	—	149,813
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(23,947)	(23,947)
Common shares dividend declared ($0.70 per share)	—	—	—	—	—	—	—	(39,214)	—	(39,214)
Preferred shares dividend declared	—	—	—	—	—	—	—	(13,028)	—	(13,028)
Balance as of March 31, 2023	29,200,000	$730,000	81,441,414	$814	26,239,401	$(1,194,519)	$906,644	$2,629,499	$85,322	$3,157,760

Share-based compensation	—	—	—	—	—	—	2,567	—	—	2,567
Treasury shares acquired	—	—	—	—	140,000	(8,701)	—	—	—	(8,701)
Net income (loss)	—	—	—	—	—	—	—	141,762	—	141,762
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	28,209	28,209
Common shares dividend declared ($0.70 per share)	—	—	—	—	—	—	—	(38,677)	—	(38,677)
Preferred shares dividend declared	—	—	—	—	—	—	—	(13,028)	—	(13,028)
Balance as of June 30, 2023	29,200,000	$730,000	81,441,414	$814	26,379,401	$(1,203,220)	$909,211	$2,719,556	$113,531	$3,269,892

4

	Preferred Shares		Common Shares		Treasury Shares		Add'l Paid in	Accumulated	Accumulated Other	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Comprehensive Income (Loss)	Equity
Balance as of December 31, 2021	29,200,000	$730,000	81,295,366	$813	15,429,499	$(522,360)	$904,224	$2,000,854	$(48,819)	$3,064,712

Share-based compensation	—	—	164,932	2	—	—	2,554	—	—	2,556
Treasury shares acquired	—	—	—	—	1,257,374	(80,166)	—	—	—	(80,166)
Share repurchase to settle shareholder tax obligations	—	—	(93,253)	(1)	—	—	(5,628)	—	—	(5,629)
Net income (loss)	—	—	—	—	—	—	—	194,258	—	194,258
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	80,158	80,158
Common shares dividend declared ($0.65 per share)	—	—	—	—	—	—	—	(42,307)	—	(42,307)
Preferred shares dividend declared	—	—	—	—	—	—	—	(13,028)	—	(13,028)
Balance as of March 31, 2022	29,200,000	$730,000	81,367,045	$814	16,686,873	$(602,526)	$901,150	$2,139,777	$31,339	$3,200,554

Share-based compensation	—	—	22,764	—	—	—	3,691	—	—	3,691
Treasury shares acquired	—	—	—	—	1,832,240	(110,049)	—	—	—	(110,049)
Net income (loss)	—	—	—	—	—	—	—	197,619	—	197,619
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	36,797	36,797
Common shares dividend declared ($0.65 per share)	—	—	—	—	—	—	—	(41,284)	—	(41,284)
Preferred shares dividend declared	—	—	—	—	—	—	—	(13,028)	—	(13,028)
Balance as of June 30, 2022	29,200,000	$730,000	81,389,809	$814	18,519,113	$(712,575)	$904,841	$2,283,084	$68,136	$3,274,300

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

5

TRITON INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$291,575	$391,877
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	295,315	321,638
Amortization of deferred debt cost and other debt related amortization	3,939	6,541
Lease related amortization	2,797	5,893
Share-based compensation expense	4,780	6,247
Net (gain) loss on sale of leasing equipment	(37,083)	(64,041)
Unrealized (gain) loss on derivative instruments	(4)	(339)
Debt termination expense	—	1,663
Deferred income taxes	5,234	12,542
Changes in operating assets and liabilities:
Accounts receivable, net	(31,235)	(1,459)
Deferred revenue	(35,595)	266,802
Accounts payable and other accrued expenses	1,654	(2,957)
Net equipment sold (purchased) for resale activity	1,997	(14,015)
Cash received (paid) for settlement of interest rate swaps	—	16,588
Cash collections on finance lease receivables, net of income earned	115,523	72,004
Other assets	(11,288)	18,471
Net cash provided by (used in) operating activities	607,609	1,037,455
Cash flows from investing activities:
Purchases of leasing equipment and investments in finance leases	(119,514)	(750,021)
Proceeds from sale of equipment, net of selling costs	180,312	126,818
Other	2	(405)
Net cash provided by (used in) investing activities	60,800	(623,608)
Cash flows from financing activities:
Purchases of treasury shares	(129,776)	(187,967)
Debt issuance costs	—	(8,348)
Borrowings under debt facilities	70,000	1,505,600
Payments under debt facilities and finance lease obligations	(528,213)	(1,659,002)
Dividends paid on preferred shares	(26,056)	(26,056)
Dividends paid on common shares	(77,209)	(82,878)
Other	(5,480)	(5,629)
Net cash provided by (used in) financing activities	(696,734)	(464,280)
Net increase (decrease) in cash, cash equivalents and restricted cash	$(28,325)	$(50,433)
Cash, cash equivalents and restricted cash, beginning of period	186,309	230,538
Cash, cash equivalents and restricted cash, end of period	$157,984	$180,105
Supplemental disclosures:
Interest paid	$112,884	$94,321
Income taxes paid (refunded)	$24,754	$17,538
Right-of-use asset for leased property	$791	$210
Supplemental non-cash investing activities:
Equipment purchases payable	$26,783	$43,348

The accompanying Notes to the Unaudited Consolidated Financial Statements are an integral part of these statements.

6

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business, Basis of Presentation and Accounting Policy Updates

Description of the Business

Triton International Limited ("Triton" or the "Company"), through its subsidiaries, leases intermodal transportation equipment, primarily maritime containers, and provides maritime container management services through a worldwide network of service subsidiaries, third-party depots and other facilities. The majority of the Company's business is derived from leasing its containers to shipping line customers through a variety of long-term and short-term contractual lease arrangements. The Company also sells containers from its equipment leasing fleet as well as containers specifically acquired for resale from third parties. The Company's registered office is located in Bermuda.

Brookfield Infrastructure Transaction

On April 11, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Brookfield Infrastructure Corporation, a corporation organized under the laws of British Columbia (“BIPC”), Thanos Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Parent”) and Thanos MergerSub Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a subsidiary of Parent (“Merger Sub”). Under the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Triton (the “Merger”), with Triton surviving the Merger as a direct subsidiary of Parent and an indirect subsidiary of BIPC.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common share of the Company issued and outstanding immediately prior to the Effective Time (other than (A) common shares owned by the Company or any of its wholly owned subsidiaries, (B) common shares owned by BIPC, Parent, Merger Sub or any of their wholly owned subsidiaries and (C) any dissenting common shares), will be canceled and automatically converted into the right to receive $68.50 per common share in cash and $16.50 per common share in Class A exchangeable subordinate voting shares of BIPC ("BIPC Shares"), subject to a collar mechanism as described below (the “Merger Consideration”). The collar mechanism will be based on the volume weighted average price of BIPC Shares on the New York Stock Exchange (the “NYSE”) over the 10 trading days ending on the second trading day prior to the Effective Time (the “BIPC Final Stock Price”). If the BIPC Final Stock Price is greater than or equal to $42.36 but less than or equal to $49.23 (the "Collar"), the Company's shareholders will receive a number of BIPC Shares between 0.3352 and 0.3895 per common share equal to $16.50 in value. The Company's shareholders will receive 0.3895 BIPC Shares per common share if the BIPC Final Stock Price is below $42.36, and 0.3352 BIPC Shares per common share if the BIPC Final Stock Price is above $49.23. Outside of the Collar, the implied value of the stock portion of the Merger Consideration to be received in exchange for each common share will fluctuate based on the market price of BIPC Shares until the completion of the Merger because the stock portion of the Merger Consideration is payable in a fixed number of BIPC Shares. The Company's shareholders will have the option to elect to receive their consideration in cash, BIPC Shares or the mixture described above, subject to pro rata cut backs to the extent cash or BIPC Shares are oversubscribed.

The Merger, which is currently expected to close in the third quarter of 2023, is subject to the receipt of required regulatory approvals and other customary closing conditions, including approval by the Company's shareholders. If the transaction is consummated, Triton's common shares will be delisted from the NYSE and deregistered under the Exchange Act. Immediately following the closing of the Merger, Triton's Series A-E cumulative redeemable perpetual preference shares will remain outstanding as an obligation of the Company and are expected to remain listed on the NYSE.

In connection with the Merger, the Company suspended its share repurchase program after the close of business on April 6, 2023.

On April 28, 2023, in connection with the Merger, the Company entered into consents and amendments to its term loan and revolving credit facility to amend the definition of “Change of Control” in those facilities to exclude any transaction pursuant to which more than 50% of the total of all voting stock of the Company is owned or continues to be owned directly or indirectly by Brookfield, contingent upon and effective as of the consummation of the Merger. Additionally, the lenders consented to the Merger, and agreed that the Merger Agreement and Merger do not constitute a breach, potential default or default or give rise to any other right under those debt facilities.

7

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Basis of Presentation

The unaudited consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, these financial statements do not include all information and footnotes required by GAAP for complete financial statements.

The interim Consolidated Balance Sheet as of June 30, 2023; the Consolidated Statements of Operations, the Consolidated Statements of Comprehensive Income, and the Consolidated Statements of Shareholders' Equity for the three and six months ended June 30, 2023 and 2022; and the Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and 2022 are unaudited. The Consolidated Balance Sheet as of December 31, 2022, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures required by GAAP. The unaudited interim financial statements have been prepared on a basis consistent with the Company's annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to state fairly the Company's financial position, results of operations, comprehensive income, shareholders' equity, and cash flows for the periods presented. The financial data and the other financial information disclosed in the notes to the financial statements related to these periods are also unaudited. The consolidated results of operations for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2023 or for any other future annual or interim period.

These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2022 included in the Company's Annual Report on Form 10-K which was filed with the Securities and Exchange Commission on February 14, 2023. The unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain changes in presentation have been made to conform the prior period presentation to current period reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements. Such estimates include, but are not limited to, the Company's estimates in connection with leasing equipment, including residual values and depreciable lives, values of assets held for sale and other long lived assets, provision for income tax, allowance for doubtful accounts, share-based compensation, goodwill and intangible assets. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's equipment leases and trade receivables subject it to potential credit risk. The Company extends credit to its customers based upon an evaluation of each customer's financial condition and credit history. Evaluations of the financial condition and associated credit risk of customers are performed on an ongoing basis. The Company's three largest customers accounted for 19%, 16%, and 11%, respectively, of the Company's lease billings for the six months ended June 30, 2023.

Fair Value Measurements

For information on the fair value of equipment held for sale, debt, and the fair value of derivative instruments, please refer to Note 2 - "Equipment Held for Sale", Note 7 - "Debt" and Note 8 - "Derivative Instruments", respectively.

Note 2—Equipment Held for Sale

The Company's equipment held for sale is recorded at the lower of fair value less cost to sell, or carrying value at the time identified for sale. Fair value is measured using Level 2 inputs and is based predominantly on recent sales prices. An impairment charge is recorded when the carrying value of the asset exceeds its fair value less cost to sell.

8

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the Company's net impairment charges recorded in Net gain on sale of leasing equipment on the Consolidated Statements of Operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Impairment (loss) reversal on equipment held for sale	$(1,778)	$(86)	$(2,811)	$(159)
Gain (loss) on sale of equipment, net of selling costs	23,361	35,158	39,894	64,200
Net gain on sale of leasing equipment	$21,583	$35,072	$37,083	$64,041

Note 3—Intangible Assets

Intangible assets consist of lease intangibles for leases acquired with lease rates above market in a business combination. The following table summarizes the amortization of intangible assets as of June 30, 2023 (in thousands):

Year ending December 31,	Total Intangible Assets
2023 (Remaining 6 months)	$2,076
2024	$1,963
Total	$4,039

Amortization expense related to intangible assets was $1.2 million and $2.6 million for the three and six months ended June 30, 2023, respectively and $2.6 million and $5.4 million for the three and six months ended June 30, 2022, respectively.

Note 4—Share-Based Compensation

The Company recognizes share-based compensation expense for share-based payment transactions based on the grant date fair value. The expense is recognized over the employee's requisite service period, which is generally the vesting period of the equity award. The Company recognized share-based compensation expense in administrative expenses of $2.6 million and $4.8 million for the three and six months ended June 30, 2023, respectively, and $3.7 million and $6.2 million for the three and six months ended June 30, 2022, respectively. Share-based compensation expense includes charges for performance-based shares and units that are deemed probable to vest.

During the six months ended June 30, 2023, the Company issued 135,716 restricted shares, and canceled 77,326 vested shares to settle payroll taxes on behalf of employees.

As of June 30, 2023, the total unrecognized compensation expense related to non-vested restricted share awards and units was $15.7 million, which is currently expected to be recognized on a straight-line basis through January 2026. In accordance with the Merger Agreement, Triton’s non-vested restricted shares and restricted share units that are outstanding immediately prior to the closing of the Merger will be converted into a contingent right to receive an amount in cash equal to the number of shares subject to such award, assuming attainment of the maximum level of performance, multiplied by $85.00 per share (subject to adjustment outside the Collar), which will become payable upon the earlier of the vesting date of the award and the twelve month anniversary of the Merger closing date. Upon closing of the Merger, the incremental share-based compensation expense will be recognized in Transaction and other costs in the Consolidated Statements of Operations.

Note 5—Other Equity Matters

Share Repurchase Program

The Company's Board of Directors authorized repurchases of shares up to a specified dollar amount as part of its repurchase program. In connection with the Merger, the Company suspended its share repurchase program after the close of business on April 6, 2023. Purchases under the repurchase program prior to its suspension included transactions administered in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended.

Prior to the suspension of the share repurchase program, the Company repurchased a total of 1,884,616 common shares, during the six months ended June 30, 2023, at an average price per-share of $66.66 for a total of $125.6 million.

9

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Preferred Shares

The following table summarizes the Company's preferred share issuances (each, a "Series"):

Preferred Share Offering	Issuance	Liquidation Preference (in thousands)	# of Shares(1)
Series A 8.50% Cumulative Redeemable Perpetual Preference Shares ("Series A")	March 2019	$86,250	3,450,000
Series B 8.00% Cumulative Redeemable Perpetual Preference Shares ("Series B")	June 2019	143,750	5,750,000
Series C 7.375% Cumulative Redeemable Perpetual Preference Shares ("Series C")	November 2019	175,000	7,000,000
Series D 6.875% Cumulative Redeemable Perpetual Preference Shares ("Series D")	January 2020	150,000	6,000,000
Series E 5.75% Cumulative Redeemable Perpetual Preference Shares ("Series E")	August 2021	175,000	7,000,000
		$730,000	29,200,000

(1)     Represents number of shares authorized, issued, and outstanding.

Each Series of preferred shares may be redeemed at the Company's option, at any time after approximately five years from original issuance, in whole or in part at a redemption price, plus an amount equal to all accumulated and unpaid dividends, whether or not declared. The Company may also redeem each Series of preferred shares prior to the lapse of the five year period upon the occurrence of certain events as described in each instrument, such as transactions that either transfer ownership of substantially all assets to a single entity or establish a majority voting interest by a single entity, and cause a downgrade or withdrawal of rating by the rating agency within 60 days of the event. If the Company does not elect to redeem each Series upon the occurrence of the preceding events, holders of preferred shares may have the right to convert their preferred shares into common shares. Specifically for Series E only, the Company may redeem the Series E Preference Shares if an applicable rating agency changes the methodology or criteria that were employed in assigning equity credit to securities similar to the Series E Preference Shares when originally issued, which either (a) shortens the period of time during which equity credit pertaining to the Series E Preference Shares would have been in effect had the methodology not been changed or (b) reduces the amount of equity credit as compared with the amount of equity credit that the rating agency had assigned to the Series E Preference Shares when originally issued.

Holders of preferred shares generally have no voting rights. If the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive), holders will be entitled to elect two additional directors to the Board of Directors and the size of the Board of Directors will be increased to accommodate such election. Such right to elect two directors will continue until such time as there are no accumulated and unpaid dividends in arrears.

Dividends

Dividends on shares of each Series are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of March, June, September and December of each year, when, as and if declared by the Company's Board of Directors. Dividends will be payable equal to the stated rate per annum of the $25.00 liquidation preference per share. The Series rank senior to the Company's common shares with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, whether voluntary or involuntary.

Immediately following the closing of the Merger, Triton's Series A-E cumulative redeemable perpetual preference shares will remain outstanding as an obligation of the Company and are expected to remain listed on the NYSE.

10

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company paid the following quarterly dividends during the three and six months ended June 30, 2023 and 2022 on its issued and outstanding Series (in millions except for the per-share amounts):

	Three Months Ended June 30,				Six Months Ended June 30,
	2023		2022		2023		2022
Series	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment	Per Share Payment	Aggregate Payment
A(1)	$0.53	$1.8	$0.53	$1.8	$1.06	$3.6	$1.06	$3.6
B	$0.50	$2.9	$0.50	$2.9	$1.00	$5.8	$1.00	$5.8
C(1)	$0.46	$3.2	$0.46	$3.2	$0.92	$6.4	$0.92	$6.4
D(1)	$0.43	$2.6	$0.43	$2.6	$0.86	$5.2	$0.86	$5.2
E(1)	$0.36	$2.5	$0.36	$2.5	$0.72	$5.1	$0.72	$5.1
Total		$13.0		$13.0		$26.1		$26.1

(1)     Per share payments rounded to the nearest whole cent.

As of June 30, 2023, the Company had cumulative unpaid preferred dividends of $2.2 million.

Note 6—Leases

Lessee

The Company's leases are primarily for multiple office facilities which are contracted under various cancellable and non-cancelable operating leases, most of which provide extension or early termination options. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

As of June 30, 2023, the weighted average implicit rate was 4.86% and the weighted average remaining lease term was 1.98 years.

The following table summarizes the impact of the Company's leases in its financial statements (in thousands):

Balance Sheet	Financial statement caption	June 30, 2023	December 31, 2022
Right-of-use asset - operating	Other assets	$2,605	$3,145
Lease liability - operating	Accounts payable and other accrued expenses	$2,726	$3,465

		Three Months Ended June 30,		Six Months Ended June 30,
Income Statement	Financial statement caption	2023	2022	2023	2022
Operating lease cost(1)	Administrative expenses	$708	$822	$1,475	$1,647

(1)     Includes short-term leases that are immaterial.

Cash paid for amounts of lease liabilities included in operating cash flows was $1.6 million and $1.7 million for the six months ended June 30, 2023 and 2022, respectively.

11

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Lessor

Operating Leases

As of June 30, 2023, the Company has deferred revenue balances related to operating leases with uneven payment terms. These amounts will be amortized into revenue as follows (in thousands):

Year ending December 31,
2023 (Remaining 6 months)	$38,015
2024	76,295
2025	65,177
2026	42,879
2027	16,841
2028 and thereafter	58,458
Total	$297,665

Finance Leases

The following table summarizes the components of the net investment in finance leases (in thousands):

	June 30, 2023	December 31, 2022
Future minimum lease payment receivable(1)	$2,022,970	$2,161,192
Estimated residual receivable(2)	218,343	218,004
Gross finance lease receivables(3)	2,241,313	2,379,196
Unearned income(4)	(684,296)	(739,365)
Net investment in finance leases(5)	$1,557,017	$1,639,831

(1)	There were no executory costs included in gross finance lease receivables as of June 30, 2023 and December 31, 2022.
(2)	The Company's finance leases generally include a purchase option at nominal amounts that is reasonably certain to be exercised, and therefore, the Company has immaterial residual value risk for assets.
(3)	The gross finance lease receivable is reduced as billed to customers and reclassified to accounts receivable until paid by customers.
(4)	There were no unamortized initial direct costs as of June 30, 2023 and December 31, 2022.
(5)	One major customer represented 93% and 90% as of the Company's finance lease portfolio as of June 30, 2023 and December 31, 2022, respectively. No other customer represented more than 10% of the Company's finance lease portfolio in each of those periods.

The Company’s finance lease portfolio lessees are primarily comprised of the largest international shipping lines. In its estimate of expected credit losses, the Company evaluates the overall credit quality of its finance lease portfolio. The Company considers an account past due when a payment has not been received in accordance with the terms of the related lease agreement and maintains allowances, if necessary, for doubtful accounts. These allowances are based on, but not limited to, historical experience which includes stronger and weaker economic cycles, each lessee's payment history, management's current assessment of each lessee's financial condition, consideration of current economic conditions and reasonable market forecasts.

For the three and six months ended June 30, 2023, the Company reversed $0.7 million and $2.5 million, respectively, of reserves established in 2022 due to better than expected recoveries. As of June 30, 2023 and December 31, 2022, the Company does not have an allowance on its gross finance lease receivables and does not have any material past due balances.

12

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Debt

The table below summarizes the Company's key terms and carrying value of debt:

	June 30, 2023				December 31, 2022
	Outstanding Borrowings	Contractual Weighted	Maturity Range		Outstanding Borrowings
	(in thousands)	Avg Interest Rate	From	To	(in thousands)
Secured Debt Financings
Asset-backed securitization ("ABS") term instruments	$2,735,254	2.04%	February 2028	February 2031	$2,890,467
Asset-backed securitization warehouse	235,000	6.70%	April 2029	April 2029	320,000
Total secured debt financings	2,970,254				3,210,467
Unsecured Debt Financings
Senior notes	2,900,000	2.11%	August 2023	March 2032	2,900,000
Term loan facility	1,032,000	6.59%	May 2026	May 2026	1,080,000
Revolving credit facility	775,000	6.58%	October 2027	October 2027	945,000
Total unsecured debt financings	4,707,000				4,925,000
Total debt financings	7,677,254				8,135,467
Unamortized debt costs	(48,276)				(55,863)
Unamortized debt premiums & discounts	(4,228)				(4,784)
Debt, net of unamortized costs	$7,624,750				$8,074,820

Asset-Backed Securitization Term Instruments

Under the Company's ABS facilities, indirect wholly-owned subsidiaries of the Company enter into debt agreements for ABS term instruments, including ABS notes. These subsidiaries are intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company’s borrowings under the ABS facilities amortize in monthly installments, typically in level payments over five or more years. These facilities provide for an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment is determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to nine months of interest expense depending on the terms of each facility.

Asset-Backed Securitization Warehouse

Under the Company’s ABS warehouse facility, an indirect wholly-owned subsidiary of the Company issues ABS notes. This subsidiary is intended to be bankruptcy remote so that such assets are not available to creditors of the Company or its affiliates until and unless the related secured borrowings have been fully discharged. These transactions do not meet accounting requirements for sales treatment and are recorded as secured borrowings.

The Company's ABS warehouse facility has a borrowing capacity of $1,125.0 million that is available on a revolving basis to April 27, 2025 paying interest at term Secured Overnight Financing Rate ("SOFR") plus 1.60%. After the revolving period, borrowings will convert to term notes with a maturity date of April 27, 2029, paying interest at SOFR plus 2.60%.

During the revolving period, the borrowing capacity under this facility is determined by applying an advance rate against the net book values of designated eligible equipment. The net book values for purposes of calculating eligible equipment are determined according to the related debt agreement and may be different than those calculated per GAAP. The Company is required to maintain restricted cash balances on deposit in designated bank accounts equal to three months of interest expense.

13

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Senior Notes

The Company’s senior notes are unsecured and have initial maturities ranging from 2 - 10 years and interest payments due semi-annually. The senior notes are pre-payable (in whole or in part) at the Company's option at any time prior to the maturity date, subject to certain provisions in the senior note agreements, including the payment of a make-whole premium in respect to such prepayment.

Term Loan Facility

The Company's term loan facility has a maturity date of May 27, 2026, which amortizes in quarterly installments and has a reference rate of term SOFR plus 1.48%. This facility is subject to covenants customary for unsecured financings of this type, primarily financial covenants that require us to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

Revolving Credit Facility

The revolving credit facility has a maturity date of October 26, 2027, and has a maximum borrowing capacity of $2,000.0 million. The reference rate is term SOFR plus 1.48%. This facility is subject to covenants customary for unsecured financings of this type, primarily financial covenants that require us to maintain a minimum ratio of unencumbered assets to certain financial indebtedness.

The Company hedges the risks associated with fluctuations in interest rates on a portion of its floating-rate debt by entering into interest rate swap agreements that convert a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The following table summarizes the Company's outstanding fixed-rate and floating-rate debt as of June 30, 2023:

	Balance Outstanding (in	Contractual Weighted Avg	Maturity Range		Weighted Avg
	thousands)	Interest Rate	From	To	Remaining Term
Excluding impact of derivative instruments:
Fixed-rate debt	$5,635,254	2.08%	Aug 2023	Mar 2032	4.1 years
Floating-rate debt	$2,042,000	6.60%	May 2026	Apr 2029	3.5 years

Including impact of derivative instruments:
Fixed-rate debt	$5,635,254	2.08%
Hedged floating-rate debt	$1,314,000	3.71%
Total fixed and hedged debt	$6,949,254	2.39%
Unhedged floating-rate debt	$728,000	6.60%
Total debt	$7,677,254	2.78%

The fair value of total debt outstanding was $6,826.6 million and $7,264.7 million as of June 30, 2023 and December 31, 2022, respectively, and was measured using Level 2 inputs.

As of June 30, 2023, the maximum borrowing levels for the ABS warehouse and the revolving credit facility were $1,125.0 million and $2,000.0 million, respectively. Certain of these facilities are governed by either borrowing bases or an unencumbered asset test that limits borrowing capacity. Based on those limitations, the availability under these credit facilities at June 30, 2023 was approximately $1,404.0 million.

On April 28, 2023, in connection with the Merger, the Company entered into consents and amendments to its term loan and revolving credit facility to amend the definition of “Change of Control” in those facilities to exclude any transaction pursuant to which more than 50% of the total of all voting stock of the Company is owned or continues to be owned directly or indirectly by Brookfield, contingent upon and effective as of the consummation of the Merger. Additionally, the lenders consented to the Merger, and agreed that the Merger Agreement and Merger do not constitute a breach, potential default or default or give rise to any other right under those debt facilities.

14

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company is subject to certain financial covenants under its debt financings. As of June 30, 2023, the Company was in compliance with all financial covenants in accordance with the terms of its debt agreements.

Note 8—Derivative Instruments

Interest Rate Swaps / Caps

The Company enters into derivative agreements to manage interest rate risk exposure. Interest rate swap agreements are utilized to limit the Company's exposure to interest rate risk by converting a portion of its floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. Interest rate swaps involve the receipt of floating-rate amounts in exchange for fixed-rate interest payments over the lives of the agreements without an exchange of the underlying principal amounts. These swaps are designated as cash flow hedges for accounting purposes and accordingly, changes in the fair value are recorded in accumulated other comprehensive income (loss) and reclassified to interest and debt expense when they are realized.

The Company has entered into offsetting $500.0 million notional interest rate cap agreements with substantially similar economic terms related to certain debt facility requirements. These derivatives are not designated as hedging instruments, and because they offset, changes in fair value have an immaterial impact on the financial statements.

The counterparties to these agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of these agreements, the Company's exposure is limited to the interest rate differential on the notional amount at each monthly settlement period over the life of the agreements. The Company does not anticipate any non-performance by the counterparties.

Certain assets of the Company's subsidiaries are pledged as collateral for various ABS facilities and the amounts payable under certain derivative agreements. Additionally, the Company may be required to post cash collateral on certain derivative agreements if the fair value of these contracts represents a liability. Any amounts of cash collateral posted are included in Other assets on the Consolidated Balance Sheets and are presented in operating activities on the Consolidated Statements of Cash Flows. As of June 30, 2023, the Company posted cash collateral on derivative instruments of $2.1 million.

Within the next twelve months, we expect to reclassify $49.8 million of net unrealized and realized gains related to derivative instruments designated as cash flow hedges from accumulated other comprehensive income (loss) into earnings.

As of June 30, 2023, the Company had derivative agreements in place to fix interest rates on a portion of the borrowings under its debt facilities with floating interest rates as summarized below:

Derivatives	Notional Amount (in millions)	Weighted Average Fixed Leg (Pay) Interest Rate	Weighted Average Remaining Term
Interest Rate Swap(1)	$1,314.0	2.22%	3.5 years

(1)	Excludes certain interest rate swaps with an effective date in a future period ("forward starting swaps"). Including these instruments will increase total notional amount by $650.0 million and increase the weighted average remaining term to 5.2 years.

In the first quarter of 2023, the Company entered into forward starting swaps with a notional value of $300.0 million that will commence on August 1, 2023 and have a termination date of March 31, 2025. These swaps were designated as cash flow hedges to fix the interest rates on a portion of our floating rate debt.

The following table summarizes the impact of derivative instruments on the Consolidated Statements of Operations and the Consolidated Statements of Comprehensive Income on a pretax basis (in thousands):

		Three Months Ended June 30,		Six Months Ended June 30,
	Financial statement caption	2023	2022	2023	2022
Non-Designated Derivative Instruments
Unrealized (gains) losses	Unrealized (gain) loss on derivative instruments, net	$—	$100	$(4)	$(339)
Designated Derivative Instruments
Realized (gains) losses	Interest and debt (income) expense	$(11,365)	$2,946	$(21,153)	$9,716
Unrealized (gains) losses	Comprehensive (income) loss	$(40,070)	$(35,886)	$(24,329)	$(115,449)

15

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Value of Derivative Instruments

The Company presents the fair value of derivative financial instruments on a gross basis as a separate line item on the Consolidated Balance Sheet.

The Company has elected to use the income approach to value its interest rate swap and cap agreements, using Level 2 market expectations at the measurement date and standard valuation techniques to convert future values to a single discounted present value. The Level 2 inputs for the interest rate swap and cap valuations are inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR and swap rates and credit risk at commonly quoted intervals). The LIBOR reference rate sunset on June 30, 2023. Effective July 1, 2023, the Company’s derivative instruments utilizing LIBOR transitioned to SOFR as the alternative reference rate per the ISDA 2020 IBOR fallbacks protocol.

Note 9—Segment and Geographic Information

Segment Information

The Company operates its business in one industry, intermodal transportation equipment, and has two operating segments which also represent its reporting segments:

•Equipment leasing - the Company owns, leases and ultimately disposes of containers and chassis from its lease fleet.

•Equipment trading - the Company purchases containers from shipping line customers, and other sellers of containers, and resells these containers to container retailers and users of containers for storage or one-way shipment. Included in the equipment trading segment revenues are leasing revenues from equipment purchased for resale that is currently on lease until the containers are dropped off.

These operating segments were determined based on the chief operating decision maker's review and resource allocation of the products and services offered.

The following tables summarizes our segment information and the consolidated totals reported (in thousands):

	Three Months Ended June 30,
	2023			2022
	Equipment Leasing	Equipment Trading	Totals	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$384,826	$1,713	$386,539	$417,661	$3,947	$421,608
Trading margin	—	1,914	1,914	—	6,402	6,402
Net gain on sale of leasing equipment	21,583	—	21,583	35,072	—	35,072
Depreciation and amortization expense	146,687	193	146,880	160,736	186	160,922
Interest and debt expense	57,000	314	57,314	54,007	652	54,659
Segment income (loss) before income taxes(1)	152,937	3,121	156,058	206,548	8,730	215,278
Purchases of leasing equipment and investments in finance leases(2)	$84,198	$—	$84,198	$238,994	$—	$238,994

	Six Months Ended June 30,
	2023			2022
	Equipment Leasing	Equipment Trading	Totals	Equipment Leasing	Equipment Trading	Totals
Total leasing revenues	$780,677	$3,585	$784,262	$831,352	$7,344	$838,696
Trading margin	—	2,983	2,983	—	10,543	10,543
Net gain on sale of leasing equipment	37,083	—	37,083	64,041	—	64,041
Depreciation and amortization expense	294,937	378	295,315	321,268	370	321,638
Interest and debt expense	115,568	570	116,138	108,258	911	109,169
Segment income (loss) before income taxes(1)	313,207	5,620	318,827	407,689	15,376	423,065
Purchases of leasing equipment and investments in finance leases(2)	$119,514	$—	$119,514	$750,021	$—	$750,021

(1)	Segment income before income taxes excludes unrealized gains or losses on derivative instruments and debt termination expense. For the three and six months ended June 30, 2023, the Company recorded nil and an immaterial amount of unrealized gains on derivative instruments. For the three months and six months ended June 30, 2023 the Company did not record any debt termination expenses. For the three and six months ended June 30, 2022, the Company recorded an unrealized loss on derivative instruments of $0.1 million and an unrealized gain on derivative instruments of $0.3 million, respectively. For the three months and six months ended June 30, 2022, the Company recorded $1.6 million and $1.7 million of debt termination expense, respectively.
(2)	Represents cash disbursements for purchases of leasing equipment and investments in finance lease as reflected in the Consolidated Statements of Cash Flows for the periods indicated, but excludes cash flows associated with the purchase of equipment held for resale.

16

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	June 30, 2023			December 31, 2022
	Equipment Leasing	Equipment Trading	Totals	Equipment Leasing	Equipment Trading	Totals
Equipment held for sale	$151,111	$44,652	$195,763	$97,463	$41,043	$138,506
Goodwill	220,864	15,801	236,665	220,864	15,801	236,665
Total assets	$11,610,031	$96,790	$11,706,821	$12,010,654	$98,604	$12,109,258

There are no intercompany revenues or expenses between segments. Certain administrative expenses have been allocated between segments based on an estimate of services provided to each segment. A portion of the Company's equipment purchased for resale in the equipment trading segment may be leased for a period of time and is reflected as leasing equipment as opposed to equipment held for sale and the cash flows associated with these transactions are reflected as purchases of leasing equipment and proceeds from the sale of equipment in investing activities in the Company's Consolidated Statements of Cash Flows.

Geographic Segment Information

The Company generates the majority of its leasing revenues from international containers which are deployed by its customers in a wide variety of global trade routes. The majority of the Company's leasing related revenue is denominated in U.S. dollars.

The following table summarizes the geographic allocation of total leasing revenues based on customers' primary domicile (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total leasing revenues:
Asia	$132,202	$151,894	$272,437	$301,880
Europe	206,082	219,781	414,209	439,887
Americas	33,561	36,550	67,954	70,759
Bermuda	718	700	2,085	1,330
Other International	13,976	12,683	27,577	24,840
Total	$386,539	$421,608	$784,262	$838,696

Since the majority of the Company's containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company's long-lived assets are considered to be international.

The following table summarizes the geographic allocation of equipment trading revenues based on the location of the sale (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total equipment trading revenues:
Asia	$9,308	$29,370	$16,935	$43,278
Europe	5,298	6,549	8,706	15,511
Americas	7,626	10,664	14,275	20,851
Bermuda	—	—	—	—
Other International	4,194	1,525	5,612	2,588
Total	$26,426	$48,108	$45,528	$82,228

17

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Commitments and Contingencies

Container Equipment Purchase Commitments

As of June 30, 2023, the Company had commitments to purchase equipment in the amount of $4.7 million to be paid in 2023.

Contingencies

The Company is party to various pending or threatened legal or regulatory proceedings arising in the ordinary course of its business. Based upon information presently available, the Company does not expect any liabilities arising from these matters to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Note 11—Income Taxes

The following table summarizes the Company's effective tax rate:

	Three Months Ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Effective Income Tax Rate	9.2%	7.5%	8.5%	7.1%

The Company has computed the provision for income taxes based on the estimated annual effective tax rate and the application of discrete items, if any, in the applicable period. The increase in the effective tax rate for the three and six months ended June 30, 2023 compared to the same period in 2022 was primarily due to an increase in the portion of the Company's income generated in higher tax jurisdictions and a one-time $1.4 million write-off of deferred tax benefits resulting from the early buyout of containers under finance leases in the second quarter of 2023.

Note 12—Related Party Transactions

The Company holds a 50% interest in Tristar Container Services (Asia) Private Limited ("Tristar"), which is primarily engaged in the selling and leasing of container equipment in the domestic and short sea markets in India.  The Company's equity investment in Tristar is included in Other assets on the Consolidated Balance Sheets. The Company received payments on finance leases with Tristar of $0.5 million and $1.0 million for both the three and six months ended June 30, 2023 and 2022, respectively. The Company has a direct finance lease balance with Tristar of $6.6 million and $7.4 million as of June 30, 2023 and December 31, 2022, respectively.

Note 13—Subsequent Events

As previously announced, Triton will hold a special general meeting of shareholders on August 24, 2023 to approve the Merger and related proposals.

On July 27, 2023, the Company's Board of Directors approved and declared a cash dividend on its issued and outstanding preferred shares, payable on September 15, 2023 to holders of record at the close of business on September 8, 2023 as follows:

Preferred Share Offering	Dividend Rate	Dividend Per Share
Series A	8.500%	$0.5312500
Series B	8.000%	$0.5000000
Series C	7.375%	$0.4609375
Series D	6.875%	$0.4296875
Series E	5.750%	$0.3593750

As permitted by the terms of the Merger Agreement, on July 27, 2023, the Company's Board of Directors approved and declared a quarterly cash dividend of $0.70 per common share, payable on September 22, 2023 to holders of record at the close of business on September 8, 2023. The dividend is conditioned upon and will only be payable if the Merger has not closed prior to the close of business on the record date.

18

TRITON INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On August 1, 2023, the Company’s $600.0 million 0.80% senior notes matured. Payment at maturity was primarily funded by borrowings under Triton’s revolving credit facility. Additionally, three forward starting swaps with a total notional of $300.0 million became effective on August 1, 2023, to offset a portion of the interest expense related to the borrowing under the revolving credit facility.

19